Exhibit 99.1

Enerplus Corporation

ANNUAL MEETING OF SHAREHOLDERS

MAY 5, 2022

VOTING RESULTS

Resolution #1:

By way of electronic ballot, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Nominees	Number of Votes In Favour	% of Votes Cast	Number of Votes Withheld	% of Votes Cast

Hilary A. Foulkes	125,916,092	99.12	1,122,874	0.88
Judith D. Buie	125,104,589	98.48	1,934,377	1.52
Karen E. Clarke-Whistler	125,128,639	98.50	1,910,327	1.50
Ian C. Dundas	126,420,304	99.51	618,662	0.49
Robert B. Hodgins	112,792,023	88.79	14,246,943	11.21
Mark A. Houser	125,918,558	99.12	1,120,408	0.88
Susan M. Mackenzie	125,210,880	98.56	1,828,086	1.44
Jeffrey W. Sheets	126,309,429	99.43	729,537	0.57
Sheldon B. Steeves	114,816,394	90.38	12,222,572	9.62

Resolution #2:

By way of electronic ballot, the Chairman declared that the shareholders ratified the re-appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation.

Proxies Tabulated:

For:	154,758,693	99.53%
Withheld:	729,248	0.47%
Total:	155,487,941	100%

Resolution #3:

By way of electronic ballot, the Chairman declared that the shareholders ratified an advisory, non-binding basis, on an ordinary resolution, the text of which is set forth in the Information Circular, to accept the Corporation’s approach to executive compensation.

Proxies Tabulated:

For:	122,116,782	96.07%
Against:	4,990,574	3.93%
Total:	127,107,356	100%

Dated this 5th day of May 2022

TSX TRUST COMPANY

SCRUTINEERS

Kristine Calesso	Odette Ries Bustin